UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 30, 2008

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibit Index

99.1	Press release dated June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 30, 2008

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Teo Tong Kooi
Name:	Mr. Teo Tong Kooi
Title:	President and Director

China Yuchai Updates on 2006 and 2007 20-F Filings

Singapore, Singapore – June 30, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it is in the final stages of completing its consolidated financial statements for the fiscal year ended December 31, 2006 and believes that it will be able to complete the filing of its 2006 annual report on Form 20-F containing its consolidated financial statements for the fiscal year ended December 31, 2006 (the “2006 Annual Report”), with the U.S. Securities and Exchange Commission (“SEC”) on or before July 17, 2008, within the additional six (6) months extension granted by the New York Stock Exchange as prescribed by its rules, which was announced by the Company on 29 January, 2008.

The Company also advises that it will be unable to file its annual report on Form 20-F containing its consolidated financial statements for the fiscal year ended December 31, 2007 (“2007 Annual Report”) with the SEC by the filing deadline of June 30, 2008. The Company has recently completed the restatement of its 2005 consolidated financial statements and on May 30, 2008, filed with the SEC an amendment to its annual report on Form 20-F for the year ended December 31, 2005. The Company is now working on finalizing its 2006 Annual Report. CYI has, today filed a notification of late filing on Form 12b-25 with the SEC in relation to its 2007 Annual Report.

Pending the filing of the 2006 Annual Report, the Company wishes to announce that its unaudited sales revenues for 2006 was approximately Rmb6.9 billion, reflecting a 19% increase from 2005 where sales revenues was Rmb5.8 billion. The unit sales for 2006 was 283,000 compared to 230,000 for 2005, representing a 23% increase.

The Company further announces that the unaudited sales revenues of its majority-owned subsidiary, Guangxi Yuchai Machinery Company Limited (“Guangxi”) for 2007 was approximately Rmb 9.4 billion, reflecting a 36% increase from 2006. Guangxi’s unit sales for 2007 was 383,000 representing a 35% increase. Based on the foregoing, China Yuchai anticipates the net income it expects to report for 2007 will show an improvement over the net income it expects to report for 2006.

China Yuchai is working diligently to complete and file the 2006 and 2007 Annual Reports as soon as possible. Until its 2006 and 2007 Annual Reports are filed in a compliant manner with the SEC, the Company could be subject to enforcement action by the SEC and/or the suspension of trading or de-listing of its shares on the New York Stock Exchange, and the Company’s ability to access the international financial markets could be hampered, all of which could have a material adverse effect on the Company.

Disclosure Regarding Unaudited Financial Results

The results of the Company and Guangxi presented above are unaudited. The historical information may not be indicative of the Company’s and Guangxi’s future performance and the unaudited results may not be necessarily indicative of results that may be expected for the audited results. In addition, Guangxi’s results have been prepared under Chinese GAAP which may differ significantly from the US GAAP under which the Company prepares its consolidated financial statements. The extent or degree to which Guangxi Chinese GAAP results will provide meaningful information is dependent on the reader’s level of familiarity with Chinese GAAP and other financial reporting regulations in China. Investors should be aware that audited US GAAP results for Guangxi may be significantly different from those presented above. No attempt has been made by the Company to quantify the effects of the differences between Chinese GAAP and US GAAP as they apply to Guangxi’s results nor a complete reconciliation of Chinese GAAP to US GAAP has yet been undertaken by the Company. Upon any such quantification or reconciliation, potential significant accounting and disclosure differences may come to the Company’s attention. Reliance by investors on the results presented above should be limited accordingly.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Guangxi also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Guangxi has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Guangxi sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com/dchen@hfgcg.com